2011

México, D.F., January 20, 2011

DIRECCIÓN CORPORATIVA DE FINANZAS

GERENCIA JURÍDICA DE FINANZAS

Karl Hiller

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Petróleos Mexicanos
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 000-00099

Dear Mr. Hiller:

By letter dated December 30, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which was filed with the Commission on June 29, 2010. In response to your comments and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Note 10 – Debt, page F- 25

1.	Please provide an analysis which reconciles the total amounts of your 2009 and 2008 debt financing activities described under this note to the amounts reported as “loans obtained from financial institutions” in your Statements of Cash Flow.

Our 2009 and 2008 Statements of Cash Flows and Note 10 to our consolidated financial statements for the year ended December 31, 2009 (“Note 10”) describe information relating to our significant debt financing activities entered into with financial institutions during 2009 and 2008 as required by Mexican Financial Reporting Standards (or “MFRS”). Please note, however, that certain of our debt financing activities entered into with financial institutions during 2009 and 2008 were not disclosed in Note 10 because those transactions were both individually and in the aggregate not significant.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

For ease of reference, we have provided below a summary of the transactions described in Note 10:

2009 Principal Amount

Reference in Note 10	Amount	Currency	Thousands of Mexican pesos
a	1,350,000	U.S. Dollars	17,768,169
b	984,000	U.S. Dollars	13,754,057
c	2,000,000	U.S. Dollars	28,395,000
d	2,500,000	Mexican Pesos	2,500,000
e	10,000,000	Mexican Pesos	10,000,000
f	10,000,000	Mexican Pesos	10,000,000
g	350,000	Pounds Sterling	7,444,322
h	6,750,000	Mexican Pesos	6,750,000
i	6,000	U.S. Dollars	79,831
j	6,700,000	Mexican Pesos	6,700,000
k	5,000,000	Mexican Pesos	5,000,000
l	200,000	Euros	3,660,302
m	1,500,000	U.S. Dollars	20,021,250
n	3,750,000	Mexican Pesos	3,750,000
o	1,000,000	Euros	19,863,610
p	350,000	Swiss Francs	4,491,046

		Total in 2009	160,177,587

2008 Principal Amount

Reference in Note 10	Amount	Currency	Thousands of Mexican pesos
PEMEX
a	1,000,000	U.S. Dollars	10,734,400
b	10,000,000	Mexican Pesos	10,000,000
c	4,000,000	Mexican Pesos	4,000,000
d	3,500,000	Mexican Pesos	3,500,000
Master Trust
a	1,471,126	U.S. Dollars	15,936,373
b	41,900,000	Japanese Yen	4,081,060
c	1,500,000	U.S. Dollars	15,512,550
d	64,000,000	Japanese Yen	6,512,640

		Total in 2008	70,277,023

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

The table below shows the reconciliation between our significant financing activities described in Note 10 and the line item “Loans obtained from financial institutions” in our 2009 and 2008 Statements of Cash Flows:

Description	2009	2008
(Figures stated in thousands of Mexican pesos)
Significant financing activities described in Note 10	160,177,587	70,277,023

Reconciling items:

Revolving loans (1)(2)	(17,583,888)	6,025,520
Loan principal payments (3)	(34,619,153)	—
Intercompany financing transactions (4)	—	55,683,368
Other financing activities (5)	—	5,948,278
Capital leases (6)	—	5,892,346
Notes payable to contractors (6)	2,682,635	3,107,053

Total of reconciling items	(49,520,406)	76,656,565

Loans obtained from financial institutions in our Statements of Cash Flows	110,657,181	146,933,588

(1)	Represents payments of principal amounts of short-term revolving loans made during 2009 for an aggregate amount of Ps. 17,583,888, which payments were presented as a reduction of loan proceeds in the line item “Loans obtained from financial institutions” in the 2009 Statement of Cash Flows; these payments should have instead been presented in the line item “Debt payments, principal only” in our 2009 Statement of Cash Flows. However, the total “Net cash flows from financing activities” disclosed in our 2009 Statement of Cash Flows was not affected since this line item took into account both the principal amounts of short-term revolving loans and their related payments.

(2)	Represents principal amounts of short-term revolving loans obtained by Petróleos Mexicanos during 2008 totaling Ps. 6,025,520, which we chose not to include in the description of 2008 significant financing activities provided in Note 10 because we had already disclosed advances under this line of credit in paragraph c. of Note 10, relating to the 2008 significant financing activities of Petróleos Mexicanos. Following the repayment of this borrowing, we received two additional advances of approximately Ps. 4.0 billion and Ps. 2.0 billion under the same line of credit, both of which were repaid in the same year. The repayment of these short-term revolving loans was included in the line item “Debt payments, principal only” in our 2008 Statement of Cash Flows. Accordingly, the total “Net cash flows from financing activities” disclosed in our 2008 Statement of Cash Flows was not affected.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

(3)	Represents payments made by PEMEX during 2009 of principal amounts of loans obtained in previous years in the amount of Ps. 34,619,153, which we inadvertently reported as a reduction of loan proceeds in the line item “Loans obtained from financial institutions” in our 2009 Statement of Cash Flows. These amounts should have been reported in the line item “Debt payments, principal only” in our 2009 Statement of Cash Flows, which resulted in lower amounts having been reported in the aforementioned line items in our Statement of Cash Flows. Therefore, the total “Net cash flows from financing activities” disclosed in our 2009 Statement of Cash Flows was not affected.

(4)	These intercompany financing transactions in an aggregate amount of Ps. 55,683,368 were inadvertently presented as equal offsetting amounts in the line items “Loans obtained from financial institutions” and “Debt payments, principal only,” in order to present intercompany allocations of debt related to Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects, or “PIDIREGAS”). Under MFRS Bulletin B-8 “Consolidated and Combined Financial Statements and Permanent Investments Valuation,” these intercompany allocations of debt related to PIDIREGAS should have been excluded from the 2008 Statement of Cash Flows. However, the total “Net cash flows from financing activities” in the Statement of Cash Flows in the amount of Ps. 49,783,341 was not affected because the amounts were offset within financing activities. We also note that, for consolidation purposes, these transactions were properly eliminated in our Balance Sheet as of December 31, 2008.

(5)	Represents loans obtained by Subsidiary Companies from financial institutions during 2008 for an aggregate principal amount of Ps. 5,948,278, which we chose not to disclose in Note 10 because individually and in the aggregate these transactions were not significant. The cash flow realized from these transactions is appropriately reported in the 2008 Statement of Cash Flows.

(6)	Represent non-cash financing activities, which were inadvertently included in the Statements of Cash Flows, relating to: (i) the acquisition of various fixed assets under capital lease obligations during 2008 totaling Ps. 5,892,346; (ii) the construction and development of fixed assets under our financed public work contracts and the purchase of our floating production storage and offloading vessel, totaling Ps. 2,682,635 and Ps. 3,107,053, in 2009 and 2008 respectively. We erroneously included these non-cash financing activities in the line items “Loans obtained from financial institutions” and “Acquisition of fixed assets” under “Net cash flows from investing activities.” However, as described below, none of these errors had a material effect on our consolidated financial statements for the year ended December 31, 2009 or on our 2009 and 2008 Statements of Cash Flows.

Staff Accounting Bulletin No. 99 Materiality Assessment

In light of the fact that the above reconciliation revealed the misstatements described in notes (1), (3), (4) and (6) above, PEMEX’s management has assessed the materiality of these misstatements. In Staff Accounting Bulletin No. 99 – “Materiality”
(“SAB 99”), the Staff indicated that quantifying the effect of a misstatement in percentage terms is “only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” SAB 99 states that the formulation of materiality in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The U.S. Supreme Court has held that a fact is material if there is a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.” SAB 99 goes on to say that an assessment of materiality requires that one view the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information available.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

The SAB 99 analysis herein seeks to apply these criteria. Accordingly, the quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the misstatements were material to the consolidated financial statements of PEMEX. Management’s analysis of materiality focused primarily on the misstatements identified in note (6) above, because these were the only errors that affected the line item “Net cash flows from financing activities,” although management also gave due consideration to the errors identified in notes (1), (3) and (4) above.

Quantitative Assessment

Tables 1 and 2 illustrate our analysis of the impact of these misstatements to the relevant line items in our Consolidated Balance Sheets and Statements of Operations for the two year period ended December 31, 2009:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

IMPACT OF MISSTATEMENTS TO THE CONSOLIDATED BALANCE SHEETS AND

STATEMENTS OF OPERATIONS

Table 1

Year ended December 31, 2008

(Figures stated in thousands of Mexican pesos)

	2008 Prior	2008 Updated	Variation	Percentage

CONSOLIDATED BALANCE SHEET
Cash and cash equivalents:	114,224,395	114,224,395	0.0	0.0
Wells, pipelines, properties and equipment-net:	845,062,005	845,062,005	0.0	0.0
Total current liabilities:	175,964,586	175,964,586	0.0	0.0
Long-term liabilities:	1,033,987,384	1,033,987,384	0.0	0.0
Total liabilities:	1,209,951,970	1,209,951,970	0.0	0.0
Total equity:	26,885,434	26,885,434	0.0	0.0

CONSOLIDATED STATEMENT OF OPERATIONS
Total revenues:	1,328,949,952	1,328,949,952	0.0	0.0
Net (loss) income for the year:	(112,076,444)	(112,076,444)	0.0	0.0

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Table 2

Year ended December 31, 2009

(Figures stated in thousands of Mexican pesos)

	2009 Prior	2009 Updated	Variation	Percentage

CONSOLIDATED BALANCE SHEET
Cash and cash equivalents:	128,179,628	128,179,628	0.0	0.0
Wells, pipelines, properties and equipment-net:	967,591,500	967,591,500	0.0	0.0
Total current liabilities:	242,960,392	242,960,392	0.0	0.0
Long-term liabilities:	1,155,916,807	1,155,916,807	0.0	0.0
Total liabilities:	1,398,877,199	1,398,877,199	0.0	0.0
Total equity:	(66,840,020)	(66,840,020)	0.0	0.0

CONSOLIDATED STATEMENT OF OPERATIONS
Total revenues:	1,089,921,331	1,089,921,331	0.0	0.0
Net (loss) income for the year:	(94,662,018)	(94,662,018)	0.0	0.0

As illustrated in Tables 1 and 2, the misstatements summarized in notes (1), (3), (4) and (6) to our reconciliation above did not impact our assets, liabilities, equity and earnings in our 2009 and 2008 Consolidated Balance Sheets and Statements of Operations. Furthermore, the non-cash transactions described in note (6) to our reconciliation were properly recorded in the line items “Wells, pipelines, properties and equipment-net” and “Long term debt” in our 2009 and 2008 Consolidated Balance Sheets and were also disclosed in Note 10 as part of our outstanding long-term debt.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Tables 3 and 4 illustrate our analysis of the impact of these misstatements to the relevant line items in the 2009 and 2008 Statements of Cash Flows:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

IMPACT OF MISSTATEMENTS TO THE CONSOLIDATED STATEMENTS OF CASH FLOW

Table 3

Year ended December 31, 2008

(Figures stated in thousands of Mexican pesos)

	2008 Prior	2008 Updated	Variation	Percentage
Operating activities:
Net income before taxes and duties:	536,298,843	536,298,843	0.0	0.0
Net cash flows from operating activities:	34,217,670	34,217,670	0.0	0.0

Investing activities:
Net cash flows from investing activities:	(140,773,856)	(131,774,455)	(8,999,401)	(6.39)

Cash flows to be obtained from financing activities:	(106,556,186)	(97,556,785)	(8,999,401)	(8.45)

Financing activities:
Net cash flows from financing activities:	49,783,341	40,783,940	(8,999,401)	(18.08)

Net increase (decrease) in cash and cash equivalents:	(56,772,845)	(56,772,845)	0.0	0.0
Cash and cash equivalents:
At the beginning of the year:	170,997,240	170,997,240	0.0	0.0

At the end of the year:	114,224,395	114,224,395	0.0	0.0

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Table 4

Year ended December 31, 2009

(Figures stated in thousands of Mexican pesos)

	2009 Prior	2009 Updated	Variation	Percentage
Operating activities:
Net income before taxes and duties:	458,428,302	458,428,302	0.0	0.0
Net cash flows from operating activities:	173,137,923	173,137,923	0.0	0.0

Investing activities:
Net cash flow from investing activities:	(214,966,048)	(212,283,413)	(2,682,635)	(1.25)

Cash flows to be obtained from financing activities:	(41,828,125)	(39,145,490)	(2,682,635)	(6.41)

Financing activities:
Net cash flows from financing activities:	55,783,358	53,100,723	(2,682,635)	(4.81)

Net increase (decrease) in cash and cash equivalents:	13,955,233	13,955,233	0.0	0.0
Cash and cash equivalents:
At the beginning of the year:	114,224,395	114,224,395	0.0	0.0

At the end of the year:	128,179,628	128,179,628	0.0	0.0

As illustrated in Tables 3 and 4, the misstatements described in note (6) to our reconciliation above did not impact the line items “Net increase (decrease) in cash and cash equivalents” and “Cash and cash equivalents” in our 2009 and 2008 Statements of Cash Flows. In addition, as demonstrated in Tables 3 and 4, the misstatements summarized in notes (1), (3) and (4) to our reconciliation did not affect the line item “Net cash flows from financing activities” in the Statements of Cash Flows because, in each case, the amounts were offset within financing activities. Based solely on the quantitative analysis of the impact of the misstatements to PEMEX’s consolidated financial statements, management’s opinion is that such misstatements are not material to the consolidated financial statements of PEMEX and would not materially affect how the investor community views PEMEX or its results.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Qualitative Assessment

SAB 99 indicates that an assessment of the materiality of a misstatement in a registrant’s financial statements involves not only a quantitative analysis, but also a qualitative assessment of the misstatement. SAB 99 states that “among the considerations that may well render material a quantitatively small misstatement of a financial statement item are -”

Consideration Listed in SAB 99	Management’s Assessment
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:	•	The misstatements arise from items capable of precise measurement; they derived from a misclassification of items in the Statements of Cash Flows and the inclusion in the Statements of Cash Flows of measurable non-cash items that should not have been presented therein.

2. Whether the misstatement masks a change in earnings or other trends:	•	The misstatements resulted from our misclassification of certain line items in the 2009 and 2008 Statements of Cash Flows. The misstatements did not impact our 2009 and 2008 earnings or Balance Sheet and did not mask any Statement of Operations or Balance Sheet trends.

	•	As shown above in Tables 1 and 2, these misstatements had no impact on our assets, liabilities and total equity. In particular, our Balance Sheets properly included our non-cash activities and properly excluded intercompany transactions.

	•	As illustrated in Tables 3 and 4, the misstatements in certain line items in our 2009 and 2008 Statements of Cash Flows did not impact the line items “Net increase (decrease) in cash and cash equivalents” or “Cash and cash equivalents” for 2009 and 2008. In addition, as summarized in Tables 3 and 4, our updated Statements of Cash Flows continue to demonstrate an increase in the line item “Net cash flows from financing activities” and a decrease in the line item “Net cash flows from investing activities” from 2008 to 2009. Accordingly, we do not believe that the Consolidated Statements of Cash Flows were materially misstated or that the misstatements thereto masked any trends.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise:	•	We understand that analysts and rating agencies that closely follow PEMEX tend to focus on our revenues, net income (loss), capital, total available liquidity, credit costs and taxes payable to the Mexican Government. The errors that we made in the Consolidated Statement of Cash Flows did not affect any of those items and, therefore, in our view would not have been likely to have had an impact on any analysts’ or rating agencies’ expectations of PEMEX.

4. Whether the misstatement changes a loss into income or vice versa:	•	We believe this factor is generally not applicable given that the errors did not involve any misstatement of earnings or of any line item in our Statement of Operations.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability:	•	The misstatements described in note (6) to our reconciliation are related to non-cash transactions of our Subsidiary Entities, which are accounted for as separate business segments and have a significant role in our operations and profitability. However, these misstatements did not impact the revenues, earnings, taxes payable, assets, liabilities or equity of our Subsidiary Entities.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements:	•	No, these misstatements did not affect PEMEX’s compliance with regulatory requirements.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements:	•	No, the misstatements did not impact or influence PEMEX’s compliance with any loan covenants.

8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:	•	No, the misstatements did not affect management’s compensation in any way, including incentive compensation, because management’s compensation is not based on our financial metrics.

9. Whether the misstatement involves concealment of an unlawful transaction:	•	No, the misstatements were not made to conceal an unlawful transaction, but rather relate to lawful financing transactions entered into in the ordinary course of business.

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Market Reaction

PEMEX periodically accesses the capital markets, through offerings exempt from registration pursuant to Rule 144A and Regulation S, in order to finance its investment projects. Pursuant to SAB 99, when management expects “that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.” As indicated above, management is of the opinion that these misstatements would not materially alter how a reasonable investor views PEMEX or its results. The misstatements did not impact our assets, liabilities, equity, net income or cash and cash equivalents for 2009 and 2008. In addition, the non-cash financing activities were properly disclosed as part of our outstanding long-term debt in Note 10. Finally, the investor community has not historically focused on the individual line items of the Statement of Cash Flows and has instead focused primarily on our overall debt level, cash flows from operating activities and taxes payable to the Mexican Government.

Internal Controls Considerations

We have established accounting controls and policies to govern our financial statements. The identified misstatement related to the inadvertent inclusion of non-cash financing activities in our Statements of Cash Flows is considered to have resulted from a control deficiency as these transactions should not have been reported in our Statements of Cash Flows. However, we do not believe the deficiency rises to the level of significant deficiency or material weakness.

Conclusion

In summary, we have reviewed all of the criteria identified in SAB 99 and have concluded that the misstatements in our Statements of Cash Flows described above were not material to our consolidated financial statements. Therefore, we believe that our consolidated financial statements, including our Statements of Cash Flows, are correct in all material respects. Accordingly, formal restatement of our consolidated financial statements should not be necessary. However, for our annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”) and future annual reports filed with the Commission, we undertake the following adjustments for all periods presented: (i) we will present the line items “Loans obtained from financial institutions” and “Debt payments, principal only” on a gross basis; (ii) we will not disclose cash flows related to intercompany transactions in our 2010 Statement of Cash Flows; and (iii) we will not include non-cash items in the line item “Loans obtained from financial institutions.”

P E T R Ó L E O S    M E X I C A N O S

www.pemex.com

Note 23 – Supplementary Information on Oil and Gas Exploration and Production Activities, page F-118

2.	We note your disclosures indicating that your estimates of proved reserves were prepared “in conformity with generally accepted petroleum engineering and evaluation principles.” We also note references to these “generally accepted petroleum engineering and evaluation principles” are found in the reserves reports prepared by two of your third party engineers, Netherland Sewell and Ryder Scott. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. We also note disclosure on page 106 that indicates “our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices.” With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.

After consulting with our relevant third party reserves auditors, Netherland, Sewell International, S. de R.L. de C.V. and Ryder Scott Company, L.P., we are not aware of the existence of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” Our proved oil and gas reserves estimates are prepared by us and audited by our reserves auditors in accordance with applicable SEC regulations. Where SEC regulations are silent or require supplemental information, we and our reserves auditors generally look to the Society of Petroleum Engineers’ (“SPE”) publication entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), dated February 19, 2007 and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including “Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate,” by Chapman Cronquist, and “Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1,” published by the Canadian Institute of Mining and Metallurgy & Petroleum. A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf

In order to address the Staff’s concerns about the lack of “official industry compilations” of such principles, we undertake to change in our 2010 Form 20-F, and in future annual reports filed with the Commission, the language that appears in Note 23 to our consolidated financial statements and on page 27 in the 2009 Form 20-F to refer to “generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE 2007 Standards.” In addition, Netherland Sewell and Ryder Scott have agreed to make similar modifications to their third party reserves auditor reports filed as exhibits to the 2010 Form 20-F and future annual reports filed with the Commission. Ryder Scott has also agreed to make this corresponding change in its revised reserves report to be filed as an amendment to our 2009 Form 20-F, as noted in our response to Comment 3.

Finally, we will also revise our disclosure on page 106 of the 2009 Form 20-F, indicating that “our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices” to reflect the modified language quoted above in our 2010 Form 20-F and in our future annual reports.

P E T R Ó L E O S    M E X I C A N O S

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Exhibit 10.2 – Report on Reserves Data by Ryder Scott Company, L.P., page 6

3.	The closing paragraph states in part that the report “was prepared for the exclusive use of Pemex Exploración y Producción and may not be put to other use without our prior written consent for such use.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Ryder Scott has agreed to remove the following language from the final paragraph of its third-party report: “this report was prepared for the exclusive use of Pemex Exploración y Producción and may not be put to other use without our prior written consent for such use.” Ryder Scott intends to issue a revised reserves report that includes a modification similar to the one described in our response to Comment 2 and removes the final paragraph of the report. PEMEX will file the revised report as an amendment to its 2009 Form 20-F.

Closing Comments

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the Staff’s request and note that Petróleos Mexicanos will subsequently provide to the Commission a statement acknowledging the foregoing.

P E T R Ó L E O S    M E X I C A N O S

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If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me or Ernesto Balcázar at (011) (52) (55) 1944-9326, Wanda J. Olson at (212) 225-2730 or Grant M. Binder at

(212) 225-2575.

PETROLEOS MEXICANOS

/S/ JOSÉ ELÍAS SAHAB JAIK
By:	José Elías Sahab Jaik
General Counsel of Finance

cc:	Mr. Craig Arakawa
Ms. Kimberly Calder
Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Ignacio Quesada Morales
Mr. Víctor Cámara Peón
Mr. Mauricio Alazraki Pfeffer
Mr. Francisco J. Torres Suárez
Ms. Celina Torres Uribe
Mr. Ernesto Balcázar Hernández
Petróleos Mexicanos

Mr. Carlos A. Morales Gil
Mr. Gustavo Hernández García
Mr. Alfonso Rodríguez Torres
Pemex Exploración y Producción

Ms. Wanda J. Olson
Mr. Grant M. Binder
Mr. Timothy D. Mayhle
Mr. Alex J. Speyer
Cleary Gottlieb Steen & Hamilton LLP

P E T R Ó L E O S    M E X I C A N O S

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